SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7
)
Savannah Foods & Industries Inc.SAVANNAH FOODS & INDUSTRIES INC. (Name of
Issuer)
Common StockCommon Stock
 (Title of Class of Securities)
804795102804795102
(CUSIP Number)
Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
804795102
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Savannah Foods & Industries, Inc. Employee Stock Equity Plan & Trust Savannah Foods & Industries, Inc. Employee Stock Equity Plan & Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
GeorgiaGeorgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
2,289,747
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
2,289,747
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,747
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.8%
12
TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE
Of the total shares held by NationsBank Corporation, 2,289,747 allocated shares are held by the Savannah Foods and Industries, Inc. Employee Stock Equity Plan and Trust created pursuant thereto ("ESOP"), of which NationsBank of Georgia, N.A., serves as Trustee (the "Trustee"). Under the terms of the ESOP, as amended, the Trustee is to vote the allocated shares held by the ESOP in accordance with the instructions received from the ESOP participants and to dispose of the allocated shares in connection with tender offers in accordance with directives received from the ESOP participants. Savannah Foods and Industries, Inc. shall instruct the Trustee on how to vote the allocated shares of the Company's stock held in a suspense account in accordance with Section
6.1 of the ESOP. If voting instructions are not timely received with respect to allocated shares, the Trustee, may, at its direction, vote any such shares. With respect to allocated shares, if no directives or invalid directives are received in connection with tendering shares, the Trustee is to treat such shares as if the participants instructed the Trustee not to dispose of such shares. With respect to unallocated shares, the Trustee is to vote such shares in connection with tender offers in the same manner and in the same proportion as the allocated shares with respect to which the Trustee received valid directives are disposed. The actions and duties of the Trustee pursuant to the provisions of the Plan and Trust, including but not limited to the provisions described above, are subject to the requirement of the Employee Retirement Income Security Act of 1974.
A separate filing on Schedule 13G dated the date hereof has been filed by the Trustee and certain of its affiliates.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Savannah Foods & Industries Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
P.O. Box 339
Savannah, Ga. 31402
Item 2(a) Name of Person(s) Filing:
Savannah Foods & Industries, Inc. Employee Stock Equity Plan & Trust
Item 2(b) Address of Principal Business Office or, if none, Residence:
c/o NationsBank N.A. (South)
600 Peachtree St. N.E.-55th Fl.
Atlanta, Ga. 30308
Item 2(c) Citizenship:
Georgia
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
804795102
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940
(f)
X
Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g)
Parent Holding Company in accordance with Sub-section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H)
Item 4 Ownership:
With respect to the beneficial ownership of the reporting entity as of 12/31/9512/31/95, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity, which are incorporated herein by reference.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6 Ownership of More Than Five Percent on Behalf of Another Person: The information reported in the footnote to the cover page hereto is incorporated by reference.
To the best of the undersigned's knowledge and belief, no one person has an economic interest relating to more than 5% of the class of reported shares.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. SAVANNAH FOODS & INDUSTRIES, INC. EMPLOYEE STOCK EQUITY PLAN & TRUST
By: NationsBank N.A. (South)NATIONSBANK N.A. (SOUTH), Solely in its Capacity as Trustee
Date:
February 14, 1996
By:
Signature
Douglas W. Harlan/Vice President
Name/Title